FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Friday 20 April 2012, London UK - LSE Announcement

GlaxoSmithKline reaches agreement to divest non-core over-the-counter (OTC) brands in international markets for £164 million

- Announcement follows divestment of brands in USA, Canada & Europe

GlaxoSmithKline plc (GSK) today announced that it has reached agreement to divest the previously identified non-core OTC brands in its international markets to Aspen Pharmacare Holdings Limited (Aspen) for £164 million in cash.

The brands being divested include Phillips MOM, Solpadeine, Dequadin, Cartia and Zantac, and generated sales of approximately £60 million in 2011.  It is expected the divestment will complete in Q2 2012, subject to regulatory approvals.

The net cash proceeds from the transaction are expected to be approximately £135 million.  These are expected to be returned to shareholders during 2012.

Net profit on this disposal in 2012 (after deducting transaction costs and a profit deferral of approximately £25 million pre-tax arising because Aspen is an associate of GSK) is estimated to be approximately £105 million (pre-tax), £90 million (post-tax).

In February 2011, GSK announced its intention to divest its non-core Consumer Healthcare OTC products to realise value for shareholders and simplify the business by enabling it to focus on priority brands and markets.  Agreements were reached in December 2011 and in March 2012 to divest the brands in the USA & Canada and in Europe respectively.

Total sales for the brands now agreed to be divested in the United States, Canada, Europe and international markets were approximately £370 million in 2011.  The total gross cash proceeds from the divestment of these products are £981 million and the net cash proceeds are approximately £690 million.

The company continues to plan to divest alli. However, as previously stated, pending the resolution of a temporary third party supply interruption, the process to divest alli has been delayed.

V A Whyte
Company Secretary
20 April 2012

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

About Aspen
Aspen Pharmacare Holdings Limited is a supplier of branded and generic pharmaceuticals in approximately 100 countries across the globe and of consumer and nutritional products in selected territories.  For further information please visit www.aspenpharma.com.

Notes to Editors:
In December 2011, GSK announced that it had reached agreement with Prestige Brands Holdings, Inc. to divest brands in the United States and Canada for £426 million ($660 million), generating net cash proceeds of approximately £242 million.  The vast majority of this transaction was completed at the end of January 2012 and the net cash proceeds were returned to shareholders via a supplemental dividend of 5p paid with the fourth quarter 2011 ordinary dividend.  The remaining portion of this transaction closed in April 2012.

In March 2012, GSK announced that it had reached agreement with Omega Pharma to divest its non-core OTC brands in Europe for £391 million (€470 million), generating net cash proceeds of approximately £310 million.  This transaction is expected to complete in Q2 2012, subject to regulatory approvals.  It is expected that proceeds will be returned to shareholders during 2012.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc